UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

. . . . . . . . . . . . . . . . . . . . . . . . . .
                                                  .
In the Matter of                                  .
                                                  .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
File No. 70-5015                                  .
________________                                      CERTIFICATE
                                                      PURSUANT TO
In the Matter of                                      RULE 24
                                                  .
SYSTEM FUELS, INC.                                .
SYSTEM ENERGY RESOURCES, INC.                     .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
File No. 70-5889                                  .
________________                                  .
                                                  .
                                                  .
(Public Utility Holding Company Act of 1935)      .
.. . . . . . . . . . . . . . . . . . . . . . . . . .

The certificate submitted in this proceeding on October 29, 2005 is hereby amended and restated in its entirely to read as follows:

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the third quarter ended September 30, 2005 pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

Expenditures for SFI's fuel program for 2005 during the 3rd quarter are indicated below:

	Net Expenditures (In Thousands)
	3rd Quarter	Year-To-Date
2005 Fuel Supply Program:
1. Gas and Oil Development and Production	$ 0	$ 0
2. Nuclear Fuel Procurement	46,118	73,716
3. Fuel Oil Program	14,452	3,259_

TOTAL EXPENDITURES	60,570	76,975

Less funds derived through
Amortization & depreciation
Charges
Amortization of Gas & Oil
Development & Production Costs	0	0
Depreciation & Other
Amortization	0	0

TOTAL depreciation & amortization	0	0

Net Expenditures	60,570	76,975

(Increase) decrease in:
Outside financing
System Money Pool borrowings	(40,871)	(87,827)

TOTAL (increase)decrease
in borrowings	(40,871)	(87,827)

Increase (decrease) in working
Capital	$(19,699)	$ 10,852

1. Gas and Oil Development and
Production
	Net Expenditures (In Thousands)
	3rd Quarter	Year-To-Date
Gas and Oil Development
and Production	$ 0	$ 0

Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

As of September 30, 2003, there are no remaining proceeds at SFI for the continuing shutdown activities.

Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:
	Net Expenditures (In Thousands)
	3rd Quarter	Year-To-Date
Sales to non-System parties:
Natural gas	$ 0	$ 0
Condensate	0	0
Crude oil	0	0

TOTAL	0	0
Miscellaneous income (including
sale of assets)	0	0
TOTAL	0	0

General and administrative
Expense	0	0
Operating expense	0	0
Interest expense	0	0
Amortization adjustment	0	0

Net proceeds	$ 0	$ 0

2. Nuclear Fuel Procurement

	Net Expenditures (In Thousands)
	3rd Quarter	Year-To-Date
Nuclear Fuel Procurement	$46,118	$30,290

	Net Expenditures (In Thousands)
	3rd Quarter	Year-To-Date
Activities during the period:
Expenditures for nuclear
Materials and processing
Services	$45,952	$91,613
General and administrative
Expense	30	256
Interest expense	136	458

TOTAL	46,118	92,327
Sales of nuclear materials and
Processing services to
System companies	0	62,037

Net effect on inventory	$46,118	$30,290

3. Fuel Oil Program

	Net Expenditures (In Thousands)
	3rd Quarter	Year-To-Date
Fuel Oil Inventory	$14,452	$3,259

a) Fuel Oil Inventory:
	Barrels	Book Value
Inventory as of:	(In Thousands)

September 30, 2005	1,403	64,539
June 30, 2005	1,576	50,087
March 31, 2005	2,065	61,814
December 31, 2004	1,936	61,281
September 30, 2004	2,015	61,002

	During 3rd Quarter
	Barrels	Value
Sales price per barrel
to System companies
Excluding period cost:
#2 Fuel Oil	138,009	41.22
#6 Fuel Oil	3,065,751	33.05

4. Other Items:

a) As of September 30, 2005, SFI's outstanding debt and Parent Companies investment consisted of:
Parent Companies:	In Thousands
Common Stock	$ 20
Notes payable	34,000
TOTAL	34,020
System Money Pool	87,828
Banks	0

TOTAL	$121,848

  As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 3rd quarter of 2005, SFI was billed by Entergy Services for the following amounts:
	July	August	September	Total 3rd Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

Direct Cost:
Labor and related
Cost	$ 5,510	$ 5,399	$ 14,900	$ 25,809
Other direct cost	1,148	2,058	2,275	5,481
Indirect Cost	3,219	3,178	8,215	14,612
TOTAL	9,877	10,635	25,390	45,902

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:	53,801	55,186	82,441	191,428

Total cost of services
performed by Entergy
Services	$63,678	$65,821	$107,831	$237,330

Amounts billed to
Operating Companies for
The Fuel Oil Program*	$50,809	$51,867	$85,768	$188,444

Charged to Nuclear Fuel
Procurement	12,869	13,954	22,063	48,886

TOTAL	$63,678	$65,821	$107,831	$237,330

* Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 3rdquarter of 2005, such Fuel Oil Program period costs were allocated 9.77% to ENTERGY ARKANSAS, INC., 50.43% to ENTERGY LOUISIANA, INC., 28.12% to ENTERGY MISSISSIPPI, INC., and 11.68% to ENTERGY NEW ORLEANS, INC.

  As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of January 2006.

ENTERGY ARKANSAS, INC. ENTERGY LOUISIANA, INC. ENTERGY MISSISSIPPI, INC. ENTERGY NEW ORLEANS, INC. SYSTEM ENERGY RESOURCES, INC.
BY: /s/ Nathan E. Langston Nathan E. Langston Senior Vice President and Chief Accounting Officer

SYSTEM FUELS, INC.
BY: /s/ Steven C. McNeal____ Steven C. McNeal Vice President and Treasurer